EXHIBIT 14

SCHEDULE OF TRANSACTIONS

Shamrock Activist Value Fund, L.P.

Date	Number of Common Shares	Sale Price Per Common Share in $US*
02/06/06	(18,986)	$25.4726
02/07/06	(40,536)	$25.4791
02/08/06	(56,388)	$25.4920
02/09/06	(122,346)	$25.4864
02/10/06	(75,952)	$25.4886
Total Common Shares Sold	(314,208)
Total Common Shares Held	843,467

Shamrock Activist Value Fund II, L.P.

Date	Number of Common Shares	Sale Price Per Common Share in $US*
02/06/06	(1,014)	$25.4726
02/07/06	(2,164)	$25.4791
02/08/06	(3,012)	$25.4920
02/09/06	(6,521)	$25.4864
02/10/06	(4,048)	$25.4886
Total Common Shares Sold	(16,759)
Total Common Shares Held	45,041

*	Excludes Brokerage Commissions